Exhibit A

Husky Energy Begins Steam Operations at Sunrise Energy Project

Calgary, Alberta (December 11, 2014) – Husky Energy has commenced steam operations at the in situ Sunrise Energy Project in northeast Alberta.

“The production of steam is the last major milestone before first oil,” said CEO Asim Ghosh. “As a longer-life project, Sunrise will deliver steady production and cash flow to support our expansive portfolio of projects.”

The Phase 1 60,000 barrels per day (bbls/day, gross) project is being developed with two processing plants. The first 30,000 bbls/day plant is expected to begin production towards the end of the first quarter of 2015. The second 30,000 bbls/day plant is expected to begin steaming mid-year, with production commencing a few months later. Production is expected to ramp up to full capacity over a two-year period.

Husky is the operator of Sunrise and has a 50 percent working interest in the project with BP, which operates the jointly-owned BP-Husky Toledo refinery.

Sunrise contains estimated reserves of 3.7 billion barrels (0.44 billion proved, 2.40 billion probable, and 0.86 billion possible) as of December 31, 2013. Husky has a 50 percent working interest in these reserves.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies;

•	with respect to the Company’s Oil Sands properties: ability of the Company’s Sunrise Energy Project to deliver steady production and cash flow over the life of the project; expected timing of commencement of production, and anticipated daily volumes of production, at the first processing plant at the Company’s Sunrise Energy Project; expected timing of commencement of steaming and production, and anticipated daily volumes of production, at the second processing plant at the Company’s Sunrise Energy Project;

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from reserve and production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2013 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

Unless otherwise stated, reserve and resource estimates in this news release have an effective date of December 31, 2013 and represent Husky’s share. Unless otherwise noted, historical production numbers given represent Husky’s share.

The Company has disclosed possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of proved plus probable plus possible reserves. There is a 10 percent probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. The Company has disclosed its total reserves in Canada in its Annual Information Form for the year ended December 31, 2013, which reserves disclosure is incorporated by reference herein.

Note to U.S. Readers

The Company reports its reserves and resources information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101, “Standards of Disclosure for Oil and Gas Disclosure”, adopted by the Canadian securities regulators. Because the Company is permitted to prepare its reserves and resources information in accordance with Canadian disclosure requirements, it uses certain terms in this document, such as “possible reserves” that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the SEC.

All currency is expressed in Canadian dollars unless otherwise directed.